999 S. Shady Grove Road, Ste. 600
Memphis, TN 38120
901.259.2500 phone
www.EdRtrust.com

July 24, 2015
Via EDGAR

Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
RE:     Education Realty Trust, Inc.
Form 10-K
Filed February 27, 2015
File No. 001-32417
Dear Mr. Woody:
The following sets forth the responses of Education Realty Trust, Inc. (the “Company”) to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) in the Staff’s letter (the “Comment Letter”) dated July 21, 2015. For your convenience, we have restated the Staff’s comment in italics with the Company’s response immediately following the comment.
Form 10-K for the fiscal year ended December 31, 2014
Item 7. Management’s discussion and analysis of financial condition and results of operations, page 34
Non-GAAP measures, page 56
Funds from operations (FFO), page 56
Comment: We note that your calculation of FFO includes an adjustment for gain on insurance settlement. Please tell us whether management determined that this adjustment is in compliance with NAREIT’s definition of FFO. Please tell us management’s consideration for presenting an FFO, as an adjusted amount.
Response: Management of the Company determined that the calculation of FFO disclosed in the 2014 Form 10-K has been prepared in compliance with the NAREIT definition of FFO and is consistent with the standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended). As disclosed on page 56 of the 2014 Form 10-K, the Company makes certain adjustments in its calculation of FFO, including a deduction for “gain on insurance settlement.” The Company believes this

Mr. Woody
July 24, 2015

gain on insurance settlement is synonymous with a gain on sale of a depreciable real estate asset, and therefore, has determined that the inclusion of such adjustment is consistent with the NAREIT definition of FFO.
One of the Company’s income-producing communities was partially destroyed by a fire and sustained significant property damage. Costs to rebuild the community were covered under an existing insurance policy, and during the fiscal year ended December 31, 2014, the insurance claim related to the rebuild was settled with the insurance carrier. The insurance settlement exceeded the net book value of this asset, resulting in a gain on insurance proceeds of $8.1 million. Management of the Company believes that this gain is similar in nature and has the same characteristics as an adjustment for gains/losses from the sale of depreciable property, which are required to be excluded from FFO under NAREIT’s definition.
For the reasons discussed above, management of the Company believes that the presentation of FFO and its reconciliation to net income is both consistent with NAREIT’s definition of FFO and provides users of the Company’s financial statements the ability to assess the Company’s operating performance relative to its performance in prior reporting periods and relative to the operating performance of other REITs.

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In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact the undersigned at (901) 259-2507.

Sincerely,

/s/Edwin B. Brewer, Jr.
Edwin B. Brewer, Jr.
Executive Vice President and Chief Financial Officer